Origin Agritech Limited

No. 21 Sheng Ming Yuan Road

Changping District, Beijing 102206

November 18, 2013

David R. Humphrey, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Origin Agritech Limited

Form 20-F for the year ended September 30, 2012

Filed January 10, 2013

File No. 000-51576

Dear Mr. Humphrey:

I am responding to your letter to Origin Agritech Limited, dated October 23, 2013. We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

If you have need to contact our SEC counsel in the United States, please contact Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe LLC, at ahudders@golenbock.com or 212-907-7349.

Financial Statements

Note 10. Equity Method Investments, page F-26

1.	It is unclear why you have excluded the loss on repurchase of convertible notes from the 2009 “Income (loss) before tax” in the calculation of your five-year average income used to determine if such average income should be substituted into the denominator of your significance calculation. Specifically, while Rule 1-02(w)(3) of Regulation S-X does exclude income taxes, extraordinary items and cumulative effect of a change in accounting principle from income from operations to be used in the calculation, loss on repurchase of convertible debt is not considered an extraordinary item. Please recalculate your five-year average income, and reconsider the need to include separate financial statements of Liyu pursuant to Rule 3-09 of Regulation S-X.

Response

Following the computation guidance set forth under Rule 1-02(w) (3), we list below the Company’s audited income before income taxes, extraordinary items and cumulative effect of a change in accounting principle from income from operations for the last five fiscal years (in thousands of RMB):

	2008	2009	2010	2011	2012
Audited income (loss) before income taxes	(45,557)	(10,193)	75,670	949	(923)
Add: Adjustments for extraordinary items and cumulative effect of a change in accounting principle from income from operations	-	-	-	-	-
Adjusted Income for computation	(45,555)	(10,193)	75,670	949	(923)

Figures to be used for computing five-year average	0	0	75,670	949	0

In computing the five-year average income, we omit the loss years in 2008, 2009 and 2012 based on the computation guidance. Thus, the average income of the recent five years is RMB15,324. Based on the computation guidance, the alternative five-year average income substitution can be applied in determining the portion of the income of the subsidiary under the equity method over total income. The Company’s equity in the income of Liyu for the fiscal year ended September 30, 2012 was RMB4,030, the proportion of equity in the income of Liyu over the five-year average income of the Company is 26% (i.e. 4,030 / 15,324), which is above 20%. Thus, the third condition of Rule 1-02(w) is met.

We should also point out that our investment in Liyu is not only an equity investment, but also a strategic alignment in which the Company has long term joint development and licensing agreements for Liyu’s seed technologies (disclosed in the Form 20-F Item 19 on page 87) while investing in 30% of Liyu’s equity. As the result, the Company pays technology usage fee (as disclosed on page F-21) of RMB5,471, RMB5,953 and RMB9,541 for the fiscal years 2010, 2011 and 2012, respectively. The net financial impact of the strategic alignment with Liyu is summarized below:

Fiscal Year	2010	2011	2012
	RMB	RMB	RMB
Share of earnings in Liyu (Note 10 on F-26)	497	2,954	4,030
Technology usage fees paid to Liyu (Note 3 on F-21)	5,471	5,953	9,541
Net gain (loss)	(4,974)	(2,999)	(5,511)

From the table above, the net financial impact from the strategic alignment is negative to the Company. The income contributed from Liyu only helps the Company to reduce the cost of technology usage.

For your information, unaudited balance sheets as of September 30, 2011 and 2012 and the statements of income of Liyu for each of the three years in the period ended September 30 2012 (in thousands of RMB) as accompanied below:

Balance Sheets

	September 30,
	2011	2012
	RMB	RMB

Cash and cash equivalents	7,008	13,701
Advance to suppliers	1,804	3,187
Long-term investment	300	433
Fixed assets	3,392	2,551
Total assets	12,504	19,872

Advance from customers	6,411	6,274
Other payable	(73)	999
Total liabilities	6,338	7,273

Paid in capital	3,000	3,000
Capital surplus	997	997
Retained earnings	2,168	8,602
Total equity	6,166	12,599
Total liabilities and equity	12,504	19,872

Statements of Income

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Gross revenue	10,830	19,138	19,180
Gross profit	7,674	19,027	19,038
General and administrative	6,031	7,815	7,261
Other income	85	78	173
Interest income	30	20	32
Income before income taxes	1,758	11,310	11,982
Income tax-current	103	1,465	(1,452)
Net income	1,655	9,845	13,434

In connection with our response to the comments of the Staff of the SEC made above, we iterate the company acknowledgement that:

• the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

• the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/S/ James CHEN

James Chen, CFO

james.chen@originseed.com.cn